Exhibit 99.1

Name and Address of Reporting Person:	Sector Performance Fund, LP c/o HM Capital Partners LLC 200 Crescent Court, Suite 1600 Dallas, Texas 75201

Issuer Name and Ticker or Trading Symbol:	Berliner Communications, Inc. (BERL)

Statement for Month/Day/Year:	4/14/10

Explanation of Responses

(1)
Pursuant to that certain Credit Support Agreement (the “Credit Support Agreement”), dated as of January 27, 2010, by and among Sector Performance Fund, LP (“Sector Performance Fund”), SPF SBS LP (“SPF,” and together with Sector Performance Fund, the “Credit Support Parties”), Unitek Holdings, Inc. (“Unitek”) and the Issuer (together with Unitek, the “Obligors”), the Obligors agreed to pay the Credit Support Parties a credit support fee (the “Credit Support Fee”) in exchange for the Credit Support Parties’ continued guaranty of Unitek’s performance under its credit facility with BMO Capital Markets Financing, Inc. (the “BMO Loan”).  The Credit Support Fee is equal to 6% annually on the aggregate of the outstanding principal amount and interest payable under the BMO Loan and is payable quarterly in arrears in cash or, at the option of the Issuer (with the consent of its Special Committee), in shares of the Issuer’s Series B Convertible Preferred Stock (“Series B Preferred”).  In accordance with the Credit Support Agreement, the Issuer paid the portion of the Credit Support Fee due and owing for the first quarter of 2010 by issuing 6,336 shares of Series B Preferred to the Credit Support Parties (5,959 shares of which were issued to Sector Performance Fund and 377 shares of which were issued to SPF).

(2)
Upon the filing and effectiveness of an amendment to the Issuer’s Certificate of Incorporation that will, among other things, increase the number of authorized shares of the Issuer’s Common Stock, each share of the Issuer’s Series B Preferred will become convertible, at the option of the holder thereof, into 50 shares of the Issuer’s Common Stock, subject to customary structural anti-dilution adjustments for stock splits, dividends and similar events.

(3)
Sector Performance Fund is the direct beneficial owner of 210,777 shares of Series B Preferred, including the newly issued 5,959 shares.  Sector Performance GP, LP (“Sector Performance GP”) is the general partner of Sector Performance Fund and, as a result thereof, Sector Performance GP may be deemed to share beneficial ownership with respect to these securities.  Sector Performance LLC (“Ultimate GP”) is the general partner of Sector Performance GP and, as a result thereof, Ultimate GP may be deemed to share beneficial ownership with respect to these securities.  Except for direct holdings and to the extent of any pecuniary interests, each of Sector Performance GP and Ultimate GP expressly disclaims the existence of such beneficial ownership.

(4)
SPF is the direct beneficial owner of 13,318 shares of Series B Preferred, including the newly issued 377 shares.  Ultimate GP is the general partner of SPF and, as a result thereof, Ultimate GP may be deemed to share beneficial ownership with respect to these securities.  Except for direct holdings and to the extent of any pecuniary interests, Ultimate GP expressly disclaims the existence of such beneficial ownership.

Signature of Reporting Person

SECTOR PERFORMANCE FUND, LP

By:	Sector Performance GP, LP, its general partner

By:	Sector Performance LLC, its general partner

By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Finanacial Officer